Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2016	2015
Net income	$17	$31
Income taxes	10	17
Capitalized interest	(2)	(2)
	25	46
Fixed charges, as defined:

Interest	55	57
Capitalized interest	2	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	57	59

Earnings, as defined	$82	$105

Ratio of earnings to fixed charges	1.44	1.78